Exhibit 99.7

NICE Actimize Chosen to Provide Cloud-Based AML and Anti-Fraud
Financial Crime Platform for UK-Based Target Group

NICE Actimize’s Data IQ Clarify SaaS workflow solution will also be used to facilitate compliance with KYC/Anti-Money Laundering requirements

Hoboken, N.J., October 27, 2022 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced that its AI and cloud-based Essentials anti-money laundering and anti-fraud solutions have been chosen by Target Group, a UK-based provider of business process outsourcing and operational transformation services. Target Group’s objectives include protecting its customers with best-in-class financial crime and compliance technology and services, while benefiting from the operational efficiencies that artificial intelligence and cloud-based solutions offer.

Target Group will also utilize NICE Actimize’s X-Sight Data IQ Clarify Software-as-a-Service (SaaS) workflow solution to facilitate compliance with KYC/Anti-Money Laundering (AML) requirements by integrating disparate datasets and streamlining the customer identification, due diligence and credit investigation process. X-Sight DataIQ Clarify intelligently orchestrates the aggregation of data from a comprehensive variety of global data sources, returning the intelligence needed to enrich customer profiles.

Leveraging the insights and experience gained from supporting the world's largest financial institutions, NICE Actimize’s Essentials is a cost-effective, easily scalable SaaS platform. NICE Actimize Fraud Essentials, a cloud-based offering that provides industry leading end-to-end fraud management capabilities, offers real-time fraud detection, cross-channel analysis, and multi-payment coverage, as well as extensive fraud alert and case management capabilities. Fraud Essentials is built to deliver a complete robust suite of fraud operations tools to help detect fraud perpetrated against multiple payment and transaction types.

Target Group will also utilize NICE Actimize’s AML Essentials, a cloud-based offering that is built upon its proven, industry-leading, end-to-end anti-money laundering platform. Target’s Essential AML coverage will include Suspicious Activity Monitoring, Customer Due Diligence, and Watchlist Screening capabilities.

“Target Group will be onboarding our financial institution customer portfolios to the NICE Actimize platform across the entire AML and Fraud customer life cycle to prevent and detect financial crime at each stage of the product lifecycle – during origination, in-life servicing and through to maturity,” said Bethan Rich, Head of Financial Crime, Target Group. “NICE Actimize stood out as the only provider, within a highly competitive RFP process, that could deliver an integrated AML and Fraud management platform with the sophistication and flexibility to meet Target Group’s requirements.”

“NICE Actimize’s cloud and AI-based Essentials and DataIQ capabilities will deliver exceptional performance in support of Target Group’s financial crime requirements,” said Craig Costigan, CEO, NICE Actimize. “By offering a combination of best-in-class technology, managed services and financial crime professional support, NICE Actimize will endeavor to meet Target’s objectives while keeping its customers safe.”

NICE Actimize will also provide an all-inclusive service to Target Group in the cloud with ongoing support for tuning, testing, and system health checks as well as onboarding new client portfolios as Target Group acquires new clients.

For additional information on NICE Actimize’s Anti-Money Laundering Essentials solutions, please click here. For additional information on NICE Actimize Fraud Essentials, click here.

About Target Group
Target Group is part of the Tech Mahindra global family, and specialises in digital transformation.  A leading provider of business process servicing and operational transformation for over 50 major financial institutions across the globe, Target’s clients include  DVLA, Barclays and Santander International.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

 Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.